AMEXDRUG CORPORATION
8909 West Olympic Boulevard, Suite 208
Beverly Hills, California 90211

July 22, 2009

United States Securities
  and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Amexdrug Corporation
Form 10-K for the year ended December 31, 2008
filed on April 13, 2009
Form 10-Q for the quarter ended March 31, 2009
Filed on May 14, 2009
File No. 0-7473

Ladies and Gentlemen:

In response to the Commission’s letter to Amexdrug Corporation of July 2, 2009, this letter will confirm the following:

1.Amexdrug Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

2.Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.Amexdrug Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this letter which has been provided at your request, please let me know.

Sincerely,

AMEXDRUG CORPORATION

/s/ Jack Amin

Jack Amin
Chief Executive Officer